

September 24, 2013

Via E-mail
Arkady Volozh
Chief Executive Officer
Yandex N.V.
Laan Copes van Cattenburch 52
The Hague, the Netherlands, 2585

> **Re:** **Yandex N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 001-35173**

Dear Mr. Volozh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company

Facilities, page 53

1.      We note your disclosure that you operate data centers in and around Moscow, Amsterdam and Las Vegas. Please provide us with an analysis as to whether you are substantially dependent on any lease and co-location agreements related to these data centers. Refer to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Item 5.  Operating and Financial Review and Prospects

Operating Costs and Expenses, page 63

2.      You state that your two largest distribution partners in 2012, Mozilla and Opera, accounted in aggregate for 48% of your distribution costs in 2012.  While your agreement with Mozilla terminated at the end of 2012, you recently entered into a multi-year extension of your distribution agreement with Opera.  Please provide us with an analysis as to whether you are substantially dependent on your agreement with Opera.  Refer to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Key Trends Impacting Our Results of Operations, page 65

3.      Please describe any trends in mobile search queries or mobile commerce, including but not limited to changes in platform mix, impact on growth in desktop queries, and any corresponding impacts on pricing, revenues and gross margins.  To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream as compared to others in your industry.  Refer to Item 5.D of Form 20-F.

4.      Tell us what key metrics you use to manage your business such as measures related to search queries, mobile commerce, text-based advertising or pay-per-click data both consolidated and by geographic area.  Tell us what consideration you have given to disclosure of these metrics in your Operating and Financial Review and Prospects.

Consolidated Statements of Comprehensive Income, page F-5

5.      Please tell us whether foreign currency translation adjustments are presented on a "net of income tax" basis.  Refer to ASC 220-10-45-11.

Notes to Consolidated Financial Statements

Note 20. Share-based Compensation, page F-37

6.      Please clarify whether the holders of restricted stock units have non-forfeitable rights to dividends or dividend equivalents.  In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to ASC 260-10-45-61A.

Arkady Volozh
Yandex N.V.
September 24, 2013
Page 3

<u>Exhibits 12.1 and 12.2</u>

7.      We note that the introductory sentence of paragraph 4 does not reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise to include certifications that conform to the exact language required by Instruction 12 to Item 19 of Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.  If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                Sincerely,

                                /s/ Craig D. Wilson

                                Craig D. Wilson
                                Sr. Asst. Chief Accountant